

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 7, 2016

Via E-mail
Mr. Daniel J. Rinkenberger
Executive Vice President and Chief Financial Officer
Kaiser Aluminum Corporation
27422 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

> **Re: Kaiser Aluminum Corporation**
> **Form 10-K**
> **Filed February 22, 2016**
> **File No. 0-52105**

Dear Mr. Rinkenberger:

We have reviewed your filing and have the following comments. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

1. We note the line item, hedged cost of alloyed metal, to arrive at value added revenue on page 31. Please expand your disclosures to clarify what you mean by "hedged" in the title. In this regard, we note from your disclosures on page 24 that all of your raw material costs are not necessarily hedged. To the extent that the adjustment to net sales is the raw material costs plus the changes in fair value of hedging instruments included within cost of products sold, please revise your line item title and footnote disclosure to clarify.

2. We note EBITDA and Adjusted EBITDA from the fourth quarter of fiscal 2015 earnings release is not reconciled to net (loss) income. Please revise your disclosures to comply with Question 103.02 of the Non-GAAP C&DI available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Tracey Houser at (202) 551-3736 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Frank Pigott at (202) 551-3570 or Jay Ingram, Legal Branch Chief, at (202) 551-3397, with any other questions

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction